Exhibit 99.1

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
c/o Ramius Value and Opportunity Advisors LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

July 22, 2010

VIA FACSIMILE AND OVERNIGHT DELIVERY

Cypress Bioscience, Inc.
4350 Executive Drive
Suite 325
San Diego, CA 92121
Attn: Sabrina Martucci Johnson, Corporate Secretary

Re:           Stockholder Inspection

Dear Ms. Johnson:

Ramius Value and Opportunity Master Fund Ltd and/or its affiliates (collectively, “Ramius”) own 3,815,000 shares of the Company’s common stock.  We write to you pursuant to Section 220 of the Delaware General Corporation Law (the “DGCL”) to demand the review and inspection of certain Books and Records of Cypress Bioscience, Inc.  (the “Company”).

On July 19, 2010, Ramius offered to acquire all of the outstanding common stock of the Company for $4.00 a share.  In addition to our offer for the Company, we wish to investigate facts concerning certain decisions made by the Company’s board and management, particularly with respect to the Company’s recently announced  license agreement with BioLineRx Ltd. (together with all subsidiaries and affiliates, “BioLine”).  The purpose of this demand is to gather further information regarding potential mismanagement, wrongdoing or waste in connection with the decision to enter into that license agreement and related issues regarding corporate governance and operations.

For purposes of this letter, the term “Books and Records” means all documents and other nonverbal methods of information storage of any nature whatsoever referring or relating to the listed topic, including, but not limited to, memoranda, board minutes, telephone records, diaries, data compilations, emails and other correspondence authored by or received by any of the Company’s directors, officers or other employees.  Pursuant to DGCL Section 220, Ramius demands that it and its designated agents be given the opportunity to inspect the following Books and Records during the Company’s usual business hours and to make copies or extracts therefrom:

1.
All Books and Records referring or relating to the Company’s license agreement with BioLine executed on or around June 20, 2010 (the “License Agreement”).  The License Agreement was described in the Company’s Form 8-K filed with the United States Securities and Exchange Commission on or about June 24, 2010.

2.
All Books and Records referring or relating to any prior, current or future relationship between, on the one hand, any of the Company’s directors, officers, employees or consultants, and, on the other hand, any of BioLine’s directors, officers, employees or consultants.  For the avoidance of doubt, the term “relationship” should be interpreted in the broadest sense possible, to include, but not be limited to, business, personal, professional and social interactions, contacts, or communications between the relevant persons.

3.
All Books and Records referring or relating to any communication between, on the one hand, any of the Company’s directors, officers, employees or consultants, and, on the other hand, any of BioLine’s directors, officers, employees or consultants.

4.
All Books and Records referring or relating to any due diligence conducted by the Company in connection with the License Agreement, including, but not limited to, all documents and materials received by the Company from BioLine.

5.	All Books and Records referring or relating to BioLine’s planned share offering in the United States.

6.
All Books and Records referring or relating to the Company’s “renewed strategic focus” on research and development, as described by the Company’s Chairman and Chief Executive Officer in a June 21, 2010 press release announcing the License Agreement.

7.
All Books and Records referring or relating to any direct or indirect financial interest held by any of the Company’s directors, officers, employees or consultants in BioLine, including but not limited to any prior, current or contemplated ownership of BioLine securities.

8.
All Books and Records referring or relating to any payments made by BioLine, or by any director, officer employee, consultant or other person or entity affiliated with BioLine, to any person who is currently a director, officer, employee, consultant or affiliate of the Company.

9.
All Books and Records referring or relating to the formation and operation of the Strategic Committee of the Company’s board of directors, including but not limited to the appointment of the members of that committee and actions taken by that committee in connection with BioLine and the Licensing Agreement.

10.
All Books and Records referring or relating to the formation and operation of the Finance Committee of the Company’s board of directors, including but not limited to the appointment of the members of that committee and actions taken by that committee in connection with BioLine and the Licensing Agreement.

11.
All Books and Records referring or relating to the formation and operation of the New Products Committee of the Company’s board of directors, including but not limited to the appointment of the members of that committee and actions taken by that committee in connection with BioLine and the Licensing Agreement.

Based on our knowledge of the Company’s industry and similarly-situated comparable companies, and based upon our review of the publicly-available information relating to the License Agreement, we believe that the Company’s decision to enter into the License Agreement cannot be the product of rational or disinterested corporate decision-making, nor can entry into the Agreement serve any valid business purpose.  By way of example, we understand that certain members of the Company’s board or management may have professional or personal relationships with members of BioLine’s board or management.  We further understand that the Company’s CEO, Dr. Kranzler, may have advised BioLine in connection with the initial due diligence for BL-1020.

Among other things, these potential relationships cause us to seriously question the unconventional committee structure of the Board.  For example, the “Strategic Committee,” which was formed in February 2010 to evaluate “potential acquisitions and other strategic opportunities,” comprises only two board members, Dr. Kranzler, the Company’s CEO, and Daniel Petree, the sole member of the Finance Committee.  The Finance Committee has the sole authority to evaluate, review, facilitate and approve the selection and engagement of financial advisors in connection with strategic transactions, licenses, joint ventures, acquisitions and other similar transactions.  Forming the Strategic Committee seems particularly suspect because the Company already has a New Products Committee comprising five directors who are responsible for evaluating in-license and acquisition candidates.  Additionally, we question how the Board can maintain its independence in evaluating new acquisitions when its CEO is part of a two-person committee that advises management on potential acquisitions.

In addition, as you are undoubtedly aware, the Company’s public announcement of the License Agreement triggered a one-day stock price decline of approximately 38%.  This precipitous fall apparently reflects the market’s significant doubts regarding the transaction.

The DGCL requires the Company to respond to our above request within five business days of the date of this letter.  Accordingly, please advise in writing on a timely basis as to where and on what dates the Books and Records demanded will be made available to us or our designated agents.  Alternatively, if the Company desires, it can provide the Books and Records demanded without the need for inspection and copying by sending complete and unredacted copies of them to our designated agent as described below.  Should the Company refuse to provide the demanded Books and Records, please provide us with a detailed written explanation for the reasons behind that refusal.

Please direct all communications and responses to this demand to our counsel and designated agent, Douglas Rappaport of the law firm of Akin Gump Strauss Hauer & Feld LLP.   Mr. Rappaport’s contact information is as follows:

Douglas Rappaport
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY  10036
(212) 872-7412   Phone
(212) 872-1002  Fax
Darappaport@akingump.com

This demand also authorizes Mr. Rappaport and his respective partners, employees and any other persons designated by him, to conduct the inspection and copying of the Books and Records demanded, and to otherwise act on Ramius’ behalf.  Ramius has executed a Power of Attorney designating Mr. Rappaport as its agent, which is enclosed with this letter.  An affidavit relating to this notice and stockholder demand pursuant to Section 220 of the DGCL has also been attached to this letter.

This notice complies in all respects with applicable law.  If, however, the Company believes that this notice is incomplete or otherwise deficient in any respect, please contact Mr. Rappaport immediately so that any alleged deficiencies may be promptly addressed.

Please acknowledge receipt of this letter and the enclosures by signing and dating the enclosed copy of this letter and returning the same to the undersigned in the enclosed envelope.

Very truly yours,

Ramius Value and Opportunity Master Fund Ltd

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Authorized Signatory

Receipt acknowledged on July __, 2010

By:
Name:
Title:

cc:        General Counsel of Cypress Bioscience, Inc.
Jay D. Kranzler, Chairman and CEO
Roger L. Hawley, Board Member
Dr. Amir Kalali, Board Member
Jon W. McGarity, Board Member
Jean-Pierre Millon, Board Member
Dr. Perry B. Molinoff, Board Member
Tina S. Nova, Board Member
Daniel H. Petree, Board Member
Douglas Rappaport, Esq.

AFFIDAVIT

STATE OF NEW YORK	)
) ss.
COUNTY OF NEW YORK	)

I, Jeffrey C. Smith, being duly sworn upon oath, depose and state as follows:

1.           I am an authorized signatory of Ramius Value and Opportunity Master Fund Ltd (collectively with its affiliates, “Ramius”).  Ramius is the beneficial owner of 3,815,000 shares of common stock of Cypress Bioscience, Inc., a Delaware corporation (the “Company”).

2.           I am authorized on Ramius’ behalf to make the accompanying demand for the Company’s Books and Records pursuant to DGCL Section 220.

3.           The rights of Ramius in the 3,815,000 shares of stock of the Company have not been sold, assigned, hypothecated, pledged or otherwise transferred or disposed of to anyone whomsoever.

4.           The facts and statements contained in the Stockholder Demand Letter are true and correct to the best of my knowledge.

5.           Attached as Exhibit A to this Affidavit is a true and correct copy of a Credit Suisse brokerage statement, dated July 20, 2010, reflecting that Ramius Value and Opportunity Master Fund Ltd owns 3,067,500 shares of the Company’s common stock.

6.           Attached as Exhibit B to this Affidavit is a true and correct copy of the Schedule 13D filed by Ramius with the United States Securities and Exchange Commission on July 19, 2010 reflecting, among other things, that Ramius Value and Opportunity Master Fund Ltd owns 3,067,500 shares of the Company’s common stock.

I affirm the foregoing statements to be true and correct to the best of my knowledge and belief under penalty of perjury under the laws of the United States and the State of New York.

Dated:  July 22, 2010

/s/ Jeffrey C. Smith
Jeffrey C. Smith

SWORN TO AND SUBSCRIBED

before me this 22nd day of
July, 2010

/s/ Caterina Melchionna
NOTARY PUBLIC

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS that the undersigned hereby constitutes, designates and appoints Douglas Rappaport, and his partners, associates, employees and any other persons to be designated by him, as the undersigned’s true and lawful attorney-in-fact and agent for the undersigned, and in the undersigned’s name, place and stead, in any and all capacities, to conduct the inspection and copying of the books and records demanded in the enclosed Stockholder Inspection demand pursuant to DGCL Section 220, dated July 22, 2010.

IN WITNESS THEREOF, the undersigned has executed this instrument effective as of  July 22, 2010.

Ramius Value and Opportunity Master Fund Ltd

/s/ Jeffrey C. Smith
By:	Jeffrey C. Smith

SWORN TO AND SUBSCRIBED

before me this 22nd day of
July, 2010

/s/ Caterina Melchionna
NOTARY PUBLIC